SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period April 21, 2007 to May 4, 2007
PENGROWTH ENERGY TRUST
2900, 240 — 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):___]

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release Announcing First Quarter 2007 Results.

2.	Press Release correcting Average Realized Prices Table in First Quarter 2007 Press Release.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
PENGROWTH ENERGY TRUST
by its administrator PENGROWTH
CORPORATION

May 4, 2007	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES
FIRST QUARTER 2007 RESULTS
(Calgary, May 4, 2007) /CCNMatthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively “Pengrowth”), is pleased to announce the interim unaudited operating and financial results for the three month period ended March 31, 2007.
·
Pengrowth reported a net loss of $69.8 million ($0.29 per trust unit) in the first quarter of 2007 compared to net income of $66.3 million ($0.41 per trust unit) in the same period last year. Non-cash items that had a negative impact on net income did not impact distributable cash and distributions to unitholders in the period.
·
During the first quarter of 2007, Pengrowth generated record distributable cash of $199.4 million versus $140.4 million in the fourth quarter of 2006 and $140.9 million in the first quarter of 2006. Actual distributions paid or declared to unitholders in the first quarter of 2007 totaled $183.5 million or $0.75 per trust unit reflecting a payout ratio of 92 percent. Pengrowth’s distributions remain unchanged at $0.25 per trust unit per month, up to and including our most recently announced May 15, 2007 distribution.
·
Daily production in the first quarter of 2007, increased 16 percent compared to the fourth quarter of 2006 and 53 percent compared to the first quarter of 2006 and reached the record level of 90,068 boe per day. The increase is primarily due to the Carson Creek and Esprit Trust acquisitions which were completed in the third and fourth quarters of 2006, respectively and the CP Properties acquisition which closed on January 22, 2007. Contributions from our ongoing development program also positively impacted daily production.
·
Capital expenditures for the first quarter of 2007 totaled $96.9 million with approximately 80 percent spent on drilling and completions. Significant projects included Judy Creek, Olds, Tangleflags and SOEP. Pengrowth participated in drilling 119 gross (42.9 net) wells with a success rate of 99 percent.
·
During the quarter, Pengrowth closed the previously announced CP properties acquisition for a purchase price of $1.0375 billion prior to adjustments. The CP Properties added current production of approximately 20,600 boe per day since they were acquired and proved plus probable reserves of approximately 65 mmboe. The acquisition was funded in part by the December 8, 2006 equity offering of approximately $461 million gross proceeds with the remainder supported by a $600 million bank credit facility maturing January 22, 2008.
·
During 2007, Pengrowth intends to dispose of $300 to $450 million of non-core properties. In the first quarter, Pengrowth completed asset sales with two parties for proceeds of approximately $75 million, prior to adjustments and a further $154 million in dispositions were closed subsequent to quarter end. The proceeds were used to partially repay the $600 million credit facility.

President’s Message
To our valued unitholders,
I am pleased to present the unaudited quarterly results for the three months ended March 31, 2007.
The first quarter of 2007 was characterized by a high level of activity and strong results driven by continued commitment to our strategy of maintaining and exploiting a superior asset base through value-adding acquisitions and organic development. This approach to our business resulted in record level production of 90,068 boe per day in the first quarter, an increase of 16 percent over fourth quarter 2006. Distributable cash was also positively impacted and increased to a record $199 million, up 42 percent when compared quarter over quarter.
On January 22, 2007, Pengrowth completed one of the larger property acquisitions by a Canadian royalty trust by closing the acquisition of four subsidiaries of Burlington Resources Canada Ltd., a subsidiary of ConocoPhillips, holding Canadian oil and natural gas producing properties and undeveloped lands (the “CP Properties”) for a purchase price of $1.0375 billion, before adjustments.
The CP properties align well with our acquisition strategy and are highly accretive to the energy trust and our unitholders. They are generally high working interest properties with the majority operated and provide synergies in our key focus areas of Judy Creek/Swan Hills and Three Hills.
One of our key focuses during this quarter has been on integrating these new properties into the trust and seeking value adding synergies. Integration is proceeding well despite initial delays with some Esprit assets that had just been acquired by Esprit shortly before the business combination. Approximately 94 Esprit team members (the majority of Esprit employees) have now joined the Pengrowth team. Carson Creek has been fully integrated in conjunction with Pengrowth’s core Swan Hills and Judy Creek area. A 3D seismic survey was recently concluded in the area and is now being processed as a basis for anticipated infill drilling to augment reserves and production. Synergy opportunities between the processing facilities at Carson Creek and Judy Creek are also being analyzed. Integration is now underway at the CP Properties. We have a transition services contract in place with ConocoPhillips until the end of May to aid with continuity and the majority of the field staff has joined our team.
In conjunction with our active acquisition program, Pengrowth has also pursued an active property rationalization and disposition program targeted at selling non-core assets of approximately 7,700 boe per day of production to further high-grade our asset base and strengthen our financial position. Net proceeds are anticipated to be in the range of $300 to $450 million. To date, Pengrowth has disposed of properties in Alberta and Saskatchewan for gross proceeds of approximately $229 million. Net proceeds from these dispositions will be dedicated towards the repayment of our $600 million credit facility.
During the first quarter, Pengrowth also continued to focus on successfully conducting an active capital development program. Development capital totaled $96.9 million with approximately 80 percent of the funds directed towards drilling and completions. Pengrowth participated in drilling 119 gross wells (42.9 net) in the first quarter with 118 cased for production yielding an overall success rate of 99 percent.
For full year 2007, Pengrowth is raising the lower end of its production guidance range which is now forecast at 84,000 to 87,500 boe per day from our existing properties, net of dispositions. Pengrowth currently anticipates capital expenditures for maintenance and development opportunities at existing properties of approximately $275 million for 2007. Two thirds of the 2007 program is expected to be spent on the drilling program weighted equally between crude oil and natural gas objectives and will target key growth areas within our property portfolio.
During the quarter, Pengrowth continued to provide unitholders with a steady monthly distribution of Cdn $0.25 per trust unit. Our primary focus remains on paying distributions while maintaining a sustainable business through a combination of accretive growth and organic development. Pengrowth’s payout ratio of 92 percent of distributable cash during the quarter is somewhat higher than our peer sector average, however the relatively high rate is partially due to the timing of the CP Properties acquisition and the related equity offering. Distributions paid in the first quarter included distributions on trust units from the equity offering in December 2006, which was used to partially finance the CP Properties acquisition, while the acquisition did not close until January 22. As a result, Pengrowth did not receive cash flows from the CP Properties for the first three weeks of the year, which therefore impacted the amount of distributable cash and payout ratio for the first quarter of 2007.

When reviewing the level of distributions, Pengrowth’s board of directors and management consider a number of factors, including Pengrowth’s production levels, expectations of future commodity prices, capital expenditure requirements and the availability of debt and equity capital. In addition, when compared to other energy trusts, Pengrowth may have a higher pay out ratio due to the high quality of our asset base and our ability to grow through further acquisitions. Pengrowth’s asset base declines at a relatively lower rate than the majority of our peers, allowing the trust to spend less capital and pay out a higher portion of distributable cash. The board and management will continue to regularly monitor forecast distributable cash, cash flow requirements and payout ratio.
In the quarter, Pengrowth reported a net loss of approximately $70 million or $0.29 per trust unit. This loss is partly due to large non-cash items that are charged against income for accounting purposes. The non-cash items do not affect Pengrowth’s distributable cash or its ability to pay distributions.
On October 31, 2006, the Canadian Federal Government proposed a change to the way income trusts are taxed. This proposal, if enacted, would cause distributions to be taxed at the trust level where currently they are taxed only at the unitholder level. Since that time, the government has written draft legislation that has begun its process through the Canadian parliamentary system.
The legislation is currently at second reading in the House of Commons and is expected to move to the Standing Committee on Finance for review shortly. Following this, the legislation will be given a third reading in the House of Commons. Assuming the legislation is approved at this level, the next step is review by the Senate and finally to the Governor General for Royal Assent before becoming law.
We are currently reviewing all of the opportunities available to Pengrowth and are working with our legal and tax advisors to find the most beneficial structures for our unitholders. Once the legislation is final, we will be in a better position to discuss structures that are available.
The second quarter of 2007 will represent the first full quarter for all recent acquisitions and transactions including the CP Properties minus the effect of selected asset dispositions. Production at the Sable Offshore Energy Project has begun to respond to the new compression project in March and raw gas production has recently increased.
Commodity prices have recently improved somewhat from first quarter levels with WTI crude oil in the U.S. $63 to $65 range and Henry Hub natural gas in the U.S. $7.50 to 8.00 per mmbtu range.
Pengrowth is continuing with its asset sales and property rationalization program and is also dedicating considerable effort to the integration, effective operation, development opportunities and synergies to be achieved from our newly-acquired properties.
Opportunities for further development of Pengrowth’s assets to enhance reserves and recovery have been identified and will continue to be pursued. We are also continuing to review opportunities for further expansion and development of our businesses to benefit all of our unitholders.
We look forward to continuing to innovatively pursue opportunities for success as we move forward in 2007. I would like to commend all of our team members for their impressive and enthusiastic commitment to providing enhanced value to our unitholders and I assure you that this goal remains paramount for all of us at Pengrowth.
James S. Kinnear
Chairman, President and Chief Executive Officer
May 3, 2007

Summary of Financial and Operating Results

	Three Months ended March 31
(thousands, except per unit amounts)	2007	2006	% Change

INCOME STATEMENT
Oil and gas sales	$432,108	$291,896	48
Net income (loss)	$(69,834)	$66,335	(205)
Net income (loss) per trust unit	$(0.29)	$0.41	(171)

CASH FLOW
Cash flows from operating activities (1)	$136,429	$156,360	(13)
Cash flows from operating activities per trust unit (1)	$0.56	$0.98	(43)

Distributable cash * (2)	$199,394	$140,869	42
Distributable cash per trust unit * (2)	$0.82	$0.88	(7)
Distributions paid or declared	$183,534	$120,302	53
Distributions paid or declared per trust unit	$0.75	$0.75	—
Payout ratio* (2)	92%	85%	7

Capital expenditures	$96,853	$75,078	29
Capital expenditures per trust unit	$0.40	$0.47	(15)

Weighted average number of trust units outstanding	244,359	160,149	53

BALANCE SHEET
Working capital	$(665,177)	$(139,121)	378
Property, plant and equipment	$4,958,127	$2,098,385	136
Long term debt	$1,062,837	$421,095	152
Trust unitholders’ equity	$2,810,237	$1,432,824	96
Trust unitholders’ equity per trust unit	$11.48	$8.93	29

Number of trust units outstanding at period end	244,749	160,383	53

DAILY PRODUCTION
Crude oil (bbls)	27,461	21,262	29
Heavy oil (bbls)	6,773	5,018	35
Natural gas (mcf)	275,495	157,876	75
Natural gas liquids (bbls)	9,918	6,252	59
Total production (boe)	90,068	58,845	53

TOTAL PRODUCTION (mboe)	8,106	5,296	53

PRODUCTION PROFILE
Crude oil	30%	36%
Heavy oil	8%	8%
Natural gas	51%	45%
Natural gas liquids	11%	11%

AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per bbl)	$67.24	$63.31	6
Heavy oil (per bbl)	$41.54	$29.18	42
Natural gas (per mcf)	$7.92	$8.76	(10)
Natural gas liquids (per bbl)	$49.67	$58.23	(15)
Average realized price (per boe)	$53.30	$55.04	(3)

(1)	Prior year restated, see Note 1 to financial statements

(2)	Prior year restated to conform to presentation adopted in current year

*	See the section entitled “Non-GAAP Financial Measures”

Summary of Trust Unit Trading Data

	Three Months ended
	March 31
(thousands, except per trust unit amounts)	2007		2006

TRUST UNIT TRADING (Class A)
PGH (NYSE)
High	$17.96	U.S.	$25.15	U.S.
Low	$15.82	U.S.	$21.50	U.S.
Close	$16.87	U.S.	$23.10	U.S.
Value	$449,141	U.S.	$316,216	U.S.
Volume	26,633		13,421

PGF.A (TSX) *
High	$—		$28.96
Low	$—		$24.96
Close	$—		$26.88
Value	$—		$33,841
Volume	—		1,244

TRUST UNIT TRADING (Class B)
PGF.B (TSX) *
High	$—		$24.50
Low	$—		$20.71
Close	$—		$23.32
Value	$—		$420,062
Volume	—		18,338

PGF.UN (TSX) *
High	$20.85		$—
Low	$18.62		$—
Close	$19.45		$—
Value	$744,819		$—
Volume	37,742		—

*	July 27, 2006, Pengrowth’s Class A trust units and Class B trust units were consolidated into a single class of trust units whereas the Class A trust units were delisted from the Toronto Stock Exchange and the Class B trust units were renamed as Trust units and their trading symbol changed to PGF.UN.

The following discussion of financial results should be read in conjunction with the interim unaudited consolidated financial statements for the three months ended March 31, 2007 and the audited consolidated financial statements for the year ended December 31, 2006 of Pengrowth Energy Trust and is based on information available to May 3, 2007.
Frequently Recurring Terms
For the purposes of this discussion, we use certain frequently recurring terms as follows: the “Trust” refers to Pengrowth Energy Trust, the “Corporation” refers to Pengrowth Corporation, “Pengrowth” refers to the Trust and its subsidiaries and the Corporation on a consolidated basis and the “Manager” refers to Pengrowth Management Limited.
Pengrowth uses the following frequently recurring industry terms in this discussion: “bbls” refers to barrels, “boe” refers to barrels of oil equivalent, “mboe” refers to a thousand barrels of oil equivalent, “mcf” refers to thousand cubic feet, “gj” refers to gigajoule and “mmbtu” refers to million British thermal units.
Advisory Regarding Forward-Looking Statements
This discussion contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance” “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this discussion include, but are not limited to, statements with respect to: reserves, 2007 production, production additions from Pengrowth’s 2007 development program, the impact on production of divestitures in 2007, royalty obligations, 2007 operating expenses, future income taxes, goodwill, asset retirement obligations, taxability of distributions, remediation and abandonment expenses, capital expenditures, new head office expenses, general and administration expenses, proceeds from the disposal of properties and the impact of the proposed changes to the Canadian tax legislation. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, and our ability to add production and reserves through our development and exploitation activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this discussion are made as of the date of this discussion and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this discussion are expressly qualified by this cautionary statement.
Critical Accounting Estimates
As discussed in Note 1 to the financial statements, the financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period ended.
The amounts recorded for depletion, depreciation and amortization of injectants and the provision for asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. As required by National Instrument 51-101 (NI 51-101) Standards of Disclosure for Oil and Gas Activities, Pengrowth uses independent qualified reserve evaluators in the preparation of reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods. The amounts recorded for the fair value of risk management contracts and the corresponding unrealized gains or losses on the change in fair value are based on estimates. These estimates can change significantly from period to period.
Non-GAAP Financial Measures
This discussion refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as funds generated from operations, funds generated from operations per trust unit, distributable cash, distributable cash per trust unit, payout ratio and operating netbacks do not have standardized meanings prescribed by GAAP. We discuss these measures because we believe that they facilitate the understanding of the results of our operations and financial position.
Conversion and Currency
When converting natural gas to equivalent barrels of oil within this discussion, Pengrowth uses the industry standard of six thousand cubic feet to one barrel of oil equivalent. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice. All amounts are stated in Canadian dollars unless otherwise specified.
OVERVIEW
The first quarter of 2007 was a significant period of growth for Pengrowth highlighted by one of the largest property acquisitions by a Canadian energy royalty trust with the closing of the previously announced acquisition of four subsidiaries of Burlington Resources Canada Ltd., a subsidiary of ConocoPhillips, holding Canadian oil and natural gas producing properties and undeveloped lands (the “CP Properties”) for a purchase price of $1.0375 billion (before adjustments) on January 22, 2007. Production for the first quarter was 90,068 boe per day compared to 77,614 boe per day in the prior quarter and 58,845 boe per day in the first quarter of 2006 reflecting the recent acquisitions. Pengrowth had a net loss for the quarter of $69.8 million due in part to increased depletion resulting from the recent acquisitions and an unrealized mark-to-market loss on outstanding commodity contracts of $84.0 million resulting from the change in the fair value of the contracts during the period. These non-cash amounts did not affect distributable cash for the quarter which was $199.4 million compared to $140.4 million in the prior quarter and $140.9 million in the first quarter of 2006.
RESULTS OF OPERATIONS
This discussion contains the results of Pengrowth Energy Trust and its subsidiaries and includes the activities from the CP Properties from January 22, 2007 onward.

Production
Average daily production increased 16 percent in the first quarter of 2007, compared to the fourth quarter of 2006. The increase is primarily attributable to the completion of the CP Properties acquisition on January 22, 2007. The CP Properties produced approximately 20,600 boe per day since they were acquired or an average of approximately 15,600 boe per day for the first quarter of 2007. Negatively impacting first quarter production were fewer condensate sales at Sable Offshore Energy Project (SOEP) and natural field decline. Compared to the first quarter of 2006, average daily production increased approximately 53 percent. In addition to the volumes from the CP Properties acquisition, the increase is largely due to the Carson Creek and Esprit Trust acquisitions which were completed late in the third quarter and in the fourth quarter of 2006, respectively and contributions from ongoing development activities.
At this time, Pengrowth anticipates 2007 full year production of 84,000 to 87,500 boe per day. This estimate incorporates production from the CP Properties acquisition. It also reflects expected divestitures during the first half of 2007 of approximately 7,700 boe per day of current production. The above estimate excludes the impact from any future acquisitions, if they were to occur.
Daily Production

	Three months ended
	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006

Light crude oil (bbls)	27,461	25,000	21,262
Heavy oil (bbls)	6,773	4,695	5,018
Natural gas (mcf)	275,495	234,050	157,876
Natural gas liquids (bbls)	9,918	8,910	6,252

Total boe (per day)	90,068	77,614	58,845

Light crude oil production volumes increased ten percent in the first quarter of 2007 compared to the fourth quarter of 2006 and 29 percent compared to the first quarter of 2006. The additional volumes from the CP Properties acquisition of approximately 4,000 bbls per day along with additional volumes from the Esprit Trust and Carson Creek acquisitions, for the applicable periods, had a positive impact on production that more than offset natural production declines.
Heavy oil production increased 44 percent in the first quarter of 2007 compared to the fourth quarter of 2006 and 35 percent compared to the first quarter of 2006. Additional volumes from the CP Properties and Esprit Trust acquisitions of approximately 2,500 bbls per day were partially offset by production declines in both periods.
Natural gas production increased eighteen percent compared to the fourth quarter of 2006 primarily due to the CP Properties acquisition, which contributed average first quarter production of approximately 48,000 mcf per day. Other impacts were additional production at Quirk Creek partially offset by natural field decline. In addition to the above increases, first quarter production increased 75 percent compared to the first quarter of 2006 due to the Esprit Trust, Carson Creek and Dunvegan acquisitions, partially offset by production decline.
Natural gas liquids (NGLs) production increased eleven percent versus the fourth quarter of 2006. Favourable impacts were the CP Properties acquisition of approximately 1,100 bbls per day, higher Judy Creek NGL production due to scheduled reduced miscible requirements, partly offset by one fewer condensate shipment at SOEP and production decline. Compared to the first quarter of 2006, production is up approximately 59 percent due to the Esprit Trust and Carson Creek acquisitions, in addition to the items noted above.
Pricing and Commodity Risk Management
Compared to the prior quarter, the natural gas market regained some strength as a result of supply tightening in North America which was partially offset by lower U.S. dollar benchmark prices for crude oil and liquids.
As part of our financial management strategy, Pengrowth uses forward price swap and option contracts to manage its exposure to commodity price fluctuations, to provide a measure of stability to monthly cash distributions and to partially secure returns on significant new acquisitions. To partially secure the economic return on the CP Properties acquisition, Pengrowth had increased the volume of commodity price risk management contracts it had entered into. Pengrowth has committed approximately 15,000 bbls per day of crude oil for the remainder of 2007 (2008 — 9,300 bbls per day) and 102,000 mcf per day of natural gas for the remainder of 2007 (2008 — 66,000 mcf per day). Each $1 per barrel change in future oil prices results in an $8 million change in the unrealized gain (loss) on commodity risk management contracts. Similarly, each $0.50 per mcf change in future natural gas prices would result in a $24 million impact.

Pengrowth has not designated the outstanding commodity contracts as hedges for accounting purposes and therefore must record these contracts on the balance sheet at their fair value and recognize changes in fair value on the statement of income as unrealized commodity risk management gains or losses. Realized commodity risk management gains or losses are recorded in oil and gas sales on the statement of income. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuate. In prior periods, hedge accounting was followed for commodity risk management contracts entered into prior to May 2006 and therefore fair valuation and recording of these contracts was not required by GAAP.
Average Realized Prices

	Three months ended
(Cdn$)	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006

Light crude oil (per bbl)	70.89	60.94	61.56
after realized commodity risk management	67.24	60.35	63.31
Heavy oil (per bbl)	41.54	37.61	29.18
Natural gas (per mcf)	8.24	6.82	8.78
after realized commodity risk management	7.92	7.12	8.76
Natural gas liquids (per bbl)	49.67	52.69	58.23

Total per (boe)	55.38	48.52	54.46
after realized commodity risk management	53.30	49.24	55.04

Benchmark prices
WTI oil (U.S.$ per bbl)	58.23	60.17	63.48
AECO spot gas (Cdn$ per gj)	7.02	6.36	8.79
NYMEX gas (U.S.$ per mmbtu)	6.77	6.56	8.98
Currency (U.S.$ per Cdn$)	0.85	0.88	0.87

Realized Commodity Risk Management Gains (Losses)

	Three months ended
	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006

Light crude oil ($ millions)	9.0	(1.4)	(3.3)
Light crude oil ($ per bbl)	3.65	(0.59)	(1.75)

Natural gas ($ millions)	7.8	6.5	0.3
Natural gas ($ per mcf)	0.32	0.30	0.02

Combined ($ millions)	16.8	5.1	(3.0)
Combined ($ per boe)	2.08	0.72	(0.58)

Commodity price contracts in place at March 31, 2007 are detailed in Note 13 to the consolidated financial statements. The fair value of the outstanding commodity contracts has been recorded on the balance sheet as a net liability of $46.9 million at period end. An unrealized loss of $84.0 million resulting from the change in fair value from January 1 to March 31, 2007 has been recognized on the statement of income (January 1 to March 31, 2006 — nil).
In conjunction with an acquisition, which closed in 2004, Pengrowth assumed certain fixed price natural gas sales contracts. Under these contracts, Pengrowth is obligated to sell 3,886 mmbtu per day until April 30, 2009 at an average remaining contract price of Cdn $2.34 per mmbtu. As required by Canadian GAAP, the fair value of the natural gas sales contract was recognized as a liability based on the mark-to-market value at May 31, 2004. As at March 31, 2007, Pengrowth would be required to pay $18.0 million to terminate the fixed price physical sales contract. This amount is not included above in realized commodity risk management losses (gains). The liability is reduced as the contract is settled with the offset recorded in oil and gas sales on the statement of income.

Oil and Gas Sales — Contribution Analysis

($ millions)	Three months ended
	Mar 31,	% of	Dec 31,	% of	Mar 31,	% of
Sales Revenue	2007	total	2006	total	2006	total

Light crude oil	166.2	38	138.8	40	124.4	43
Natural gas	196.2	46	153.3	44	121.1	41
Natural gas liquids	44.3	10	43.2	12	32.8	11
Heavy oil	25.4	6	16.3	4	13.2	5
Brokered sales/sulphur	—	—	(0.7)	—	0.4	—

Total oil and gas sales	432.1		350.9		291.9

Oil and Gas Sales — Price and Volume Analysis
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales, including the impact of realized commodity risk management activity, for the first quarter of 2007 compared to the fourth quarter of 2006.

($ millions)	Light oil	Natural gas	NGL	Heavy oil	Other	Total

Quarter ended December 31, 2006	138.8	153.3	43.2	16.3	(0.7)	350.9
Effect of change in product prices	6.5	19.4	(2.7)	2.4	—	25.6
Effect of change in sales volumes	10.5	22.2	3.8	6.7	0.7	43.9
Effect of change in realized commodity risk management activities	10.4	1.3	—	—	—	11.7

Quarter ended March 31, 2007	166.2	196.2	44.3	25.4	—	432.1

Processing and Other Income

	Three months ended
($ millions)	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006

Processing & other income	4.7	6.2	3.8
$ per boe	0.58	0.86	0.71

Processing and other income is primarily derived from fees charged for processing and gathering third party gas, road use and oil and water processing. This income represents the partial recovery of operating expenses reported separately.
Royalties

	Three months ended
($ millions)	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006

Royalty expense	81.6	73.1	65.3
$ per boe	10.06	10.23	12.34

Royalties as a percent of sales	18.9%	20.8%	22.4%
Royalties include Crown, freehold and overriding royalties as well as mineral taxes. The royalty rate for the first quarter of 2007 has decreased from both the first and fourth quarters of 2006 primarily from the CP Properties’ average royalty rate of approximately 15 percent. The CP Properties rate is lower than average due to the amount of production from fee lands which incurs a freehold mineral tax and low productivity wells which attract a lower rate.
The outlook for 2007 is that royalties will average approximately 21 percent of Pengrowth’s sales.

Operating Expenses

	Three months ended
($ millions)	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006

Operating expenses	101.0	99.7	54.0
$ per boe	12.46	13.97	10.20

Operating expenses increased only one percent, or $1 million to $101 million from the fourth quarter of 2006. Despite increases due to the CP Properties acquisition of approximately $21 million, Pengrowth realized significant decreases in maintenance and utility costs at Judy Creek, Olds, Rigel and Nipisi. Compared to the first quarter of 2006, operating expenses increased approximately 87 percent or $54 million. In addition to the CP Properties acquisition, the increase is due to the Esprit Trust, Carson Creek and Dunvegan acquisitions ($21 million), higher maintenance at Swan Hills, Weyburn, Monogram, and Rigel, partly offset by lower utility costs at Tangleflags, Judy Creek and Nipisi.
Operating expenses include costs incurred to earn processing and other income which are reported separately.
Pengrowth expects total operating expenses for 2007 of approximately $405 million or $13.00 per boe.
Transportation Costs

	Three months ended
($ millions)	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006

Light oil transportation	0.4	0.5	0.5
$ per bbl	0.17	0.21	0.27
Natural gas transportation	2.2	1.8	1.3
$ per mcf	0.09	0.09	0.09

Pengrowth incurs transportation costs for its product once the product enters a feeder or main pipeline to the title transfer point. The transportation cost is dependant upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody. Pengrowth has the option to sell some of its natural gas directly to premium markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Similarly, Pengrowth has elected to sell approximately 75 percent of its crude oil at market points beyond the wellhead, but at the first major trading point, requiring minimal transportation costs.
Amortization of Injectants for Miscible Floods

	Three months ended
($ millions)	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006

Purchased and capitalized	4.7	9.4	10.6
Amortization	9.5	9.3	8.0

The cost of injectants (primarily natural gas and ethane) purchased for injection in miscible flood programs is amortized equally over the period of expected future economic benefit. Prior to 2005, the expected future economic benefit from injection was estimated at 30 months, based on the results of previous flood patterns. Commencing in 2005, the response period for additional new patterns being developed is expected to be somewhat shorter relative to the historical miscible patterns in the project. Accordingly, the cost of injectants purchased in 2006 and 2007 is amortized over a 24 month period while costs incurred for the purchase of injectants in prior periods is amortized over 30 months. As of March 31, 2007, the balance of unamortized injectant costs was $30.5 million.
The amount purchased and capitalized is lower in the first quarter of 2007 due to the timing of the program. It is expected that the program will increase in upcoming quarters and therefore higher amounts will be purchased. The value of Pengrowth’s proprietary injectants is not recorded as an asset; the cost of producing these injectants is included in operating expenses.

Operating Netbacks
There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below may not be comparable to similar measures presented by other companies. Certain assumptions have been made in allocating operating expenses, other production income, other income and royalty injection credits between light crude, heavy oil, natural gas and natural gas liquids production.
Pengrowth recorded an average operating netback of $29.83 per boe in the first quarter of 2007 compared to $24.17 per boe in the fourth quarter of 2006 and $31.44 per boe for the first quarter of 2006. The increase over the prior quarter is mainly due to higher commodity prices and lower operating costs. The decrease from the first quarter of 2006 is a result of lower commodity prices and higher operating costs which are partially offset by lower royalties.

	Three months ended
Combined Netbacks ($ per boe)	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006

Sales price	53.30	49.24	55.04
Other production income	—	(0.09)	0.07

	53.30	49.15	55.11
Processing and other income	0.58	0.86	0.71
Royalties	(10.06)	(10.23)	(12.34)
Operating expenses	(12.46)	(13.97)	(10.20)
Transportation costs	(0.36)	(0.33)	(0.33)
Amortization of injectants	(1.17)	(1.31)	(1.51)

Operating netback	29.83	24.17	31.44

	Three months ended
Light Crude Netbacks ($ per bbl)	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006

Sales price	67.24	60.35	63.31
Other production income	0.04	(0.31)	0.06

	67.28	60.04	63.37
Processing and other income	0.35	0.64	0.59
Royalties	(10.35)	(11.65)	(7.23)
Operating expenses	(12.62)	(17.95)	(10.90)
Transportation costs	(0.17)	(0.21)	(0.27)
Amortization of injectants	(3.84)	(4.08)	(4.17)

Operating netback	40.65	26.79	41.39

	Three months ended
Heavy Oil Netbacks ($ per bbl)	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006

Sales price	41.54	37.61	29.18
Processing and other income	0.18	0.80	0.38
Royalties	(3.34)	(5.44)	(1.55)
Operating expenses	(14.18)	(14.06)	(14.16)

Operating netback	24.20	18.91	13.85

	Three months ended
Natural Gas Netbacks ($ per mcf)	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006

Sales price	7.92	7.12	8.76
Other production income	—	—	0.02

	7.92	7.12	8.78

Processing and other income	0.15	0.20	0.18
Royalties	(1.67)	(1.41)	(2.54)
Operating expenses	(2.03)	(1.90)	(1.54)
Transportation costs	(0.10)	(0.09)	(0.09)

Operating netback	4.27	3.92	4.79

	Three months ended
NGLs Netbacks ($ per bbl)	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006

Sales price	49.67	52.69	58.23
Royalties	(14.05)	(16.61)	(26.10)
Operating expenses	(12.12)	(14.00)	(8.65)

Operating netback	23.50	22.08	23.48

Interest
Interest expense increased approximately 83 percent to $23.4 million in the first quarter of 2007 from $12.8 million in the fourth quarter of 2006 and 303 percent from $5.8 million in the first quarter of 2006, reflecting a higher average debt level resulting from the CP Properties acquisition combined with higher interest rates and standby fees in the quarter. Pengrowth’s average interest for the first quarter of 2007 was 5.7 percent compared to 5.9 percent for the fourth quarter of 2006 and 5.8 percent for the first quarter of 2006. Approximately 22 percent of Pengrowth’s outstanding long term debt as at March 31, 2007 incurs interest expense payable in U.S. dollars and therefore remains subject to fluctuations in the U.S. dollar exchange rate.
General and Administrative (G&A)

	Three months ended
($ millions)	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006

Cash G&A expense	15.1	11.7	7.5
$ per boe	1.86	1.63	1.41
Non-cash G&A expense	1.7	(0.3)	1.3
$ per boe	0.22	(0.04)	0.26

Total G&A	16.8	11.4	8.8
Total G&A ($ per boe)	2.08	1.59	1.67

The cash component of G&A for the first quarter of 2007 compared to the fourth quarter of 2006 increased $3.4 million due to the transition services fee associated with the CP Properties acquisition ($1.7 million), legal fees associated with ongoing litigation ($0.8 million) and professional fees associated with tax matters ($0.9 million). In addition to the above items, the $7.6 million increase in cash G&A from the first quarter of 2006 is due to additional salaries and benefits resulting from the recent acquisitions ($2.5 million), higher rent and other professional fees.
The non-cash component of G&A represents the compensation expense associated with Pengrowth’s long term incentive programs including trust unit rights and deferred entitlement units. The increase in the first quarter versus the fourth quarter of 2006 is due to the timing of expensing trust unit rights awarded in February 2007. The increase compared to the first quarter of 2006 is due to the significant increase in the number of employees due to recent acquisitions.

Management Fees

	Three months ended
($ millions)	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006

Management Fee	3.2	0.9	3.2
Performance Fee	—	(1.6)	1.0

Total	3.2	(0.7)	4.2
Total ($ per boe)	0.39	(0.09)	0.80

Commencing July 1, 2006, for the remaining three year term, the maximum fees payable to the Manager are limited to 60 percent of the fees that would have been payable under the original agreement or $12 million, whichever is lower. The current agreement expires on June 30, 2009 and does not contain a further right of renewal.
Taxes
In determining its taxable income, the Corporation deducts payments made to the Trust, effectively transferring the income tax liability to unitholders thus reducing the Corporation’s taxable income to nil. Under the Corporation’s current distribution policy, at the discretion of the Board, funds can be withheld from distributable cash to fund future capital expenditures, repay debt or other corporate purposes. In the event withholdings increased sufficiently, the Corporation could become subject to taxation on a portion of its income in the future. This can be mitigated through various options including the issuance of additional trust units, increased tax pools from additional capital spending, modifications to the distribution policy or potential changes to the corporate structure. As a result, the Corporation does not anticipate the payment of any cash income taxes in the foreseeable future.
The CP Properties acquisition resulted in Pengrowth recording an additional future tax liability of $310.6 million representing the difference between the tax basis and the fair value assigned to the acquired assets.
On October 31, 2006, the Minister of Finance announced tax proposals which, if enacted, would modify the taxation of certain flow-through entities including mutual fund trusts and their unitholders (the “October 31 Proposals”). The October 31 Proposals will apply to a specified investment flow-through (SIFT) trust and will apply a tax at the trust level on distributions of certain income from such SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. These distributions will be treated as dividends to the trust unitholders.
On March 19, 2007, Government of Canada tabled in Parliament Bill C-52 to implement the October 31 Proposals discussed above. Bill C-52, which has received first reading appears to be generally consistent with details included in the October 31 announcement.
It is expected that Pengrowth will be characterized as a SIFT trust and as a result would be subject to the October 31 Proposals. The October 31 Proposals are to apply commencing January 1, 2007 for all SIFT trusts that begin to be publicly traded after October 31, 2006 and commencing January 1, 2011 for all SIFT trusts that were publicly traded on or before October 31, 2006. Subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of undue expansion, it is expected that Pengrowth will not be subject to the October 31 Proposals until January 1, 2011.
Under the existing provisions of the Tax Act, Pengrowth can generally deduct in computing its income for a taxation year any amount of income that it distributes to unitholders in the year and, on that basis, Pengrowth is generally not liable for any material amount of tax.
Pursuant to the October 31 Proposals, commencing January 1, 2011, (subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of undue expansion), Pengrowth will not be able to deduct certain of its distributed income (referred to as specified income). Pengrowth will become subject to a distribution tax on this specified income at a special rate estimated to be 31.5 percent.
Pengrowth may lose the benefit of the four year grandfathering period if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Pengrowth’s market capitalization of $4.8 billion on October 31, 2006 as follows: 40 percent for the period November 1, 2006 to December 31, 2007, 20 percent for each of 2008, 2009 and 2010. Unused portions may be carried forward until December 31, 2010. It is anticipated that the issuance of 21,100,000 trust units on December 8, 2006 for proceeds of $461 million will constitute a portion of the 40 percent normal growth limit for the period ending on December 31, 2007.
Pursuant to the October 31 Proposals, the distribution tax will only apply in respect of distributions of income and will not apply to returns of capital.
If the October 31 Proposals are implemented, the Trust would be required to recognize, on a prospective basis, future income taxes on temporary differences in the Trust.
Depletion, Depreciation and Accretion

	Three months ended
($ millions)	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006

Depletion and Depreciation	162.5	129.2	71.1
$ per boe	20.05	18.09	13.42
Accretion	6.5	4.9	3.3
$ per boe	0.81	0.68	0.63

Depletion and depreciation of property, plant and equipment is provided on the unit of production method based on total proved reserves. The increase in 2007 rates for both depletion and depreciation and accretion is due to the inclusion of the property, plant and equipment from the CP Properties, Carson Creek and Esprit Trust acquisitions, over the applicable periods.
Pengrowth’s Asset Retirement Obligations (ARO) liability increases by the amount of accretion, which is a charge to net income as a result of the passage of time. The accretion expense is based on a credit adjusted risk-free rate of eight percent per year.
Asset Retirement Obligations
The total future ARO is estimated by management based on estimated costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has estimated the net present value of its total ARO to be $339.8 million as at March 31, 2007 (December 31, 2006 — $255.3 million), based on a total escalated future liability of $2,181 million (December 31, 2006 — $1,530 million). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2035 and 2054. A credit adjusted risk free rate of eight percent and an inflation rate of two percent per annum were used to calculate the net present value of the ARO.
Other Expenses
Other expenses decreased from the fourth quarter by $2.9 million primarily due to the absence of $2.7 million of one time legal fees from a predecessor company incurred in the fourth quarter of 2006.
Goodwill
As at March 31, 2007, Pengrowth has recorded goodwill of $656.7 million, an increase of $58.4 million from December 31, 2006. In accordance with Canadian GAAP, Pengrowth recorded goodwill upon the CP Properties acquisition in 2006. The goodwill value was determined based on the excess of total consideration paid less the net value assigned to other identifiable assets and liabilities, including the future income tax liability. Details of the acquisition are provided in Note 2 of the financial statements. Management has assessed goodwill for impairment and determined there is no impairment at March 31, 2007.

Capital Expenditures
During the first three months of 2007, Pengrowth spent $96.9 million on development and optimization activities. The largest expenditures were at Judy Creek ($10.8 million), Olds ($10.8 million), Tangleflags ($5.6 million), Twining ($4.4 million), Prespatou ($4.3 million), SOEP ($3.8 million), Monogram ($3.7 million), Weasel ($3.6 million), Three Hills ($3.5 million) and Weyburn ($3.1 million).

	Three months ended
($ millions)	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006

Geological and geophysical	3.5	6.1	1.2
Drilling and completions	77.6	83.6	57.8
Plant and facilities	9.6	26.6	13.4
Land purchases	6.2	5.5	2.7

Development capital	96.9	121.8	75.1

Cash costs for business acquisitions	922.7	4.8	—
Value of trust units issued for acquisitions	—	895.9	—

Total value of cash & trust units issued for acquisitions	922.7	900.7	—

Property acquisitions & other capital	1.9	0.5	49.8
Proceeds on property dispositions	(74.7)	—	16.7

Net capital expenditures and acquisitions	946.8	1,023.0	108.2

Pengrowth currently anticipates capital expenditures for maintenance and development of approximately $275 million for 2007 and expects to expend $25 million for leasehold improvements, furniture and equipment for its new head office building.
Acquisitions and Dispositions
On January 22, 2007 Pengrowth closed the acquisition of the shares of four subsidiaries of Burlington Resources Canada Ltd., a subsidiary of ConocoPhillips, holding Canadian oil and natural gas producing properties and undeveloped lands for a purchase price of $1.0375 billion, prior to adjustments. The CP Properties acquisition was funded in part by the December 8, 2006 equity offering of approximately $461 million before issue costs with the remainder supported by a $600 million bank credit facility maturing January 22, 2008. A deposit on the CP Properties acquisition of $103.8 million was made in the fourth quarter of 2006.
During the first quarter of 2007, Pengrowth completed asset sales with two different parties for proceeds of approximately $75 million. The proceeds were used to partially repay the $600 million credit facility. For 2007, Pengrowth plans to dispose of $300 to $450 million worth of properties.
Working Capital
The working capital deficiency increased by $515.3 million from $149.9 million at December 31, 2006 to $665.2 million at March 31, 2007. Most of the increased working capital deficiency is attributable to an increase in bank indebtedness due to the CP Properties acquisition. It is anticipated that proceeds of the property disposition program will be applied to reduce the bank indebtedness and the working capital deficiency.
Pengrowth frequently operates with a working capital deficiency as a result of the fact that distributions related to two production months of operating income are payable to unitholders at the end of any month, but only one month of production is still receivable. For example, at the end of December, distributions related to November and December production months were payable on January 15 and February 15, respectively. November’s production revenue, received on December 25, is temporarily applied against Pengrowth’s term credit facility until the distribution payment on January 15.

Financial Resources and Liquidity
Pengrowth’s capital structure is as follows:

	As at	As at	As at
	Mar 31,	Dec 31,	Mar 31,
($ thousands)	2007	2006	2006

Term credit facilities	720,000	257,000	86,000
Senior unsecured notes(1)	342,837	347,200	335,095
Working capital deficit	137,785	140,563	112,780
Note payable	—	—	20,000
Bank indebtedness	527,392	9,374	6,341

Net debt excluding convertible debentures	1,728,014	754,137	560,216

Convertible debentures	75,103	75,127	—

Net debt including convertible debentures	1,803,117	829,264	560,216

Trust unitholders’ equity	2,810,237	3,049,677	1,432,824

Net debt excluding convertible debentures as a percentage of total book capitalization	38.1%	19.8%	28.1%
Net debt including convertible debentures as a percentage of total book capitalization	39.1%	21.4%	28.1%

12 months trailing cash flow from operating activities	534,437	554,368	638,010

Net debt excluding convertible debentures to cash flow from operating activities	3.2	1.4	0.9
Net debt including convertible debentures to cash flow from operating activities	3.4	1.5	0.9

(1)	See Note 1 to the financial statements
The $974 million increase in net debt excluding convertible debentures is attributable to the funds borrowed for the CP Properties acquisition and Pengrowth’s capital program. The net debt to cash flow is higher in the first quarter of 2007 compared to the fourth and first quarters of 2006 as a result of the increased debt levels associated with the CP Properties, Esprit Trust and Carson Creek acquisitions with only a portion of the cash flows from the properties acquired included in the 12 months trailing cash flow analysis.
Pengrowth funds its capital expenditures through a combination of cash withholdings, available credit from its bank credit facilities and proceeds from exercise of trust unit rights and the distribution reinvestment plan. The credit facility and other sources of cash are expected to be sufficient to meet Pengrowth’s near term capital requirements and provide the flexibility to pursue profitable growth opportunities. A significant decline in oil and natural gas prices could impact our access to bank credit facilities and our ability to fund operations and maintain distributions.
At March 31, 2007, Pengrowth maintained a $950 million term credit facility and a $35 million operating line of credit. These facilities were reduced by drawings of $720 million and by $18 million in letters of credit outstanding at quarter end. Pengrowth remains well positioned to fund its 2007 development program and to take advantage of acquisition opportunities as they arise. At March 31, 2007, Pengrowth had approximately $246 million available to draw from its credit facilities. At March 31, 2007, Pengrowth also maintained a $600 million bridge facility which was drawn to fund the CP Properties acquisition. The bridge facility was drawn by $528 million at March 31, 2007 and must be repaid in full by January 22, 2008.
Pengrowth does not have any off balance sheet financing arrangements.
Pengrowth’s U.S. $200 million senior unsecured notes, Pound sterling denominated £50 million senior unsecured notes, and the credit facilities have certain financial covenants which may restrict the total amount of Pengrowth’s borrowings. The calculation for each ratio is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are different between the credit facilities and the senior unsecured notes and some of the covenants are summarized below:
1.	Total senior debt should not be greater than three times Earnings Before Income Taxes, Depreciation and Amortization (EBITDA) for the last four fiscal quarters

2.	Total debt should not be greater than 3.5 times EBITDA for the last four fiscal quarters

3.	Total senior debt should be less than 50 percent of total book capitalization

4.	EBITDA should not be less than four times interest expense

In the event that Pengrowth enters into a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may also make certain pro forma adjustments in calculating the financial covenant ratios.
The actual loan documents are filed on SEDAR as Other Material Contracts. As at March 31, 2007, Pengrowth was in compliance with all its financial covenants. Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan may result in other loans to also be in default. In the event that Pengrowth was not in compliance with any one of the financial covenants in its credit facility or senior unsecured notes, Pengrowth would be in default of one or more of its loans and would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend distributions to unitholders.
As a result of the October 2, 2006 business combination with Esprit Trust, Pengrowth assumed all of Esprit Trust’s 6.5 percent convertible unsecured subordinated debentures (the “debentures”). The debentures were originally issued on July 28, 2005 with interest paid semi-annually in arrears on June 30 and December 31 of each year. Each $1,000 principal amount of debentures is convertible at the option of the holder at any time into fully paid Pengrowth trust units at a conversion price of $25.54 per trust unit. The debentures mature on December 31, 2010. After December 31, 2008, Pengrowth may elect to redeem all or a portion of the outstanding Debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009. As at March 31, 2007, the principal amount of debentures outstanding was $74.7 million.
Distributable Cash and Distributions
There is no standardized measure of distributable cash and therefore distributable cash, as reported by Pengrowth, may not be comparable to similar measures presented by other trusts. The following table provides a reconciliation of distributable cash and payout ratio:

($ thousands, except per trust unit amounts)	Three months ended
	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006

Cash flows from operating activities	136,429	91,237	156,360	(3)
Change in non-cash operating working capital	64,330	50,714	(15,100	) (3)

Funds generated from operations	200,759	141,951	141,260
Change in remediation trust funds	(1,365)	(1,546)	(391)

Distributable cash (1)	199,394	140,405	140,869

Distributions paid or declared	183,534	185,651	120,302
Distributable cash per trust unit	0.82	0.64	0.88
Distributions paid or declared per trust unit	0.75	0.75	0.75
Payout ratio (2)	92%	132%	85%

(1)	Prior year restated to conform to current presentation

(2)	Payout ratio is calculated as distributions paid or declared divided by distributable cash

(3)	Prior year restated, see Note 1 to financial statements
Pengrowth does not deduct capital expenditures when calculating distributable cash. As a result of the depleting nature of Pengrowth’s oil and gas assets, some level of capital expenditures is required to minimize production declines while other capital is required to optimize facilities. While Pengrowth does deduct actual expenditures on ARO and contributions to remediation trust funds, no deduction is made for future remediation commitments or accretion expense charged to the ARO reported on the balance sheet as those obligations will be funded out of cash flow generated in the future. Pengrowth’s calculation of distributable cash also adds back changes in operating working capital. In times of commodity price volatility, including working capital changes results in cash flows from operations which may be inconsistent with actual results. Pengrowth calculates and presents distributable cash to provide investors with a measure of the changes in cash available to be distributed to unitholders. As a result of the volatility in commodity prices and changes in production levels, Pengrowth may not report the same amount of distributable cash in each period and may temporarily borrow funds to maintain distributions.
Distributable cash is derived from producing and selling oil, natural gas and related products. As such, distributable cash is highly dependent on commodity prices. Pengrowth enters into forward commodity contracts to fix the commodity price and mitigate price volatility on a portion of its 2007 and 2008 sales volumes. Details of commodity contracts are contained in Note 13 to the financial statements.
The Board of Directors and Management regularly monitor forecast distributable cash and payout ratio. When reviewing the level of distributions, the Board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. Pursuant to the Royalty Indenture, the Board can establish a reserve for certain items including up to 20 percent of the Corporation’s gross revenue to fund various costs including future capital expenditures, royalty income in any future period and future abandonment costs.
Cash distributions are paid to unitholders on the 15th day of the second month following the month of production. Pengrowth paid $0.75 per trust unit as cash distributions during the first quarter of 2007. The distributions paid in the first quarter of 2007 include distributions on units from the equity offering in the fourth quarter of 2006 which was used to partially finance the CP Properties acquisition. With this acquisition not closing until January 22, 2007, Pengrowth did not receive cash flows from the CP Properties for the first three weeks of January of approximately $10 million which impacts the amount of distributable cash and payout ratio for the first quarter of 2007.
The following is a summary of recent monthly distributions and future key dates:

Ex-Distribution		Distribution	Distribution Amount	US $
Date *	Record Date	Payment Date	per Trust Unit	Amount**

December 27, 2006	December 29, 2006	January 15, 2007	$0.25	$0.21
January 30, 2007	February 1, 2007	February 15, 2007	$0.25	$0.21
February 27, 2007	March 1, 2007	March 15, 2007	$0.25	$0.21
March 28, 2007	March 30, 2007	April 15, 2007	$0.25	$0.22
April 27, 2007	May 1, 2007	May 15, 2007	$0.25	$0.22
May 30, 2007	June 1, 2007	June 15, 2007
June 27, 2007	June 29, 2007	July 15, 2007
July 27, 2007	July 31, 2007	August 15, 2007
August 29, 2007	August 31, 2007	September 15, 2007
September 26, 2007	September 28, 2007	October 15, 2007
October 30, 2007	November 1, 2007	November 15, 2007
November 29, 2007	December 3, 2007	December 15, 2007

*	To benefit from the monthly cash distribution, unitholders must purchase or hold trust units prior to the ex-distribution date.

**	Before applicable withholding taxes.
Taxability of Distributions
At this time, Pengrowth anticipates that approximately 90 to 95 percent of 2007 distributions will be taxable to Canadian residents. This estimate is subject to change depending on a number of factors including, but not limited to, the level of commodity prices, acquisitions, dispositions and new equity offerings.
The following discussion relates to the taxation of Canadian unitholders only. Cash distributions are comprised of a return of capital portion, which is tax deferred, and return on capital portion which is taxable income. The return of capital portion reduces the cost base of a unitholders trust units for purposes of calculating a capital gain or loss upon ultimate disposition. For detailed tax information relating to non-residents, please refer to our website www.pengrowth.com.

Summary of Quarterly Results
The following table is a summary of quarterly results for 2007, 2006 and 2005.

2007	Q1

Oil and gas sales ($000’s)	432,108
Net income (loss) ($000’s)	(69,834)
Net income (loss) per trust unit ($)	(0.29)
Net income (loss) per trust unit — diluted ($)	(0.29)
Distributable cash ($000’s)	199,394
Actual distributions paid or declared per trust unit ($)	0.75
Daily production (boe)	90,068
Total production (mboe)	8,106
Average realized price ($ per boe)	53.30
Operating netback ($ per boe)	29.83

2006	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	291,896	283,532	287,757	350,908
Net income ($000’s)	66,335	110,116	82,542	3,310
Net income per trust unit ($)	0.41	0.69	0.51	0.01
Net income per trust unit — diluted ($)	0.41	0.68	0.51	0.01
Distributable cash ($000’s)	140,869	152,266	142,344	140,405
Actual distributions paid or declared per trust unit ($)	0.75	0.75	0.75	0.75
Daily production (boe)	58,845	56,325	58,344	77,614
Total production (mboe)	5,296	5,126	5,368	7,141
Average realized price ($ per boe)	55.04	54.91	53.67	49.24
Operating netback ($ per boe)	31.44	33.94	30.82	24.17

2005	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	239,913	253,189	304,484	353,923
Net income ($000’s)	56,314	53,106	100,243	116,663
Net income per trust unit ($)	0.37	0.34	0.63	0.73
Net income per trust unit — diluted ($)	0.37	0.34	0.63	0.73
Distributable cash ($000’s)	126,144	134,779	157,915	189,379
Actual distributions paid or declared per trust unit ($)	0.69	0.69	0.69	0.75
Daily production (boe)	59,082	57,988	58,894	61,442
Total production (mboe)	5,317	5,277	5,418	5,653
Average realized price ($ per boe)	44.97	47.79	56.07	62.55
Operating netback ($ per boe)	27.70	29.26	33.94	38.81
Production has increased over the quarters as a result of the acquisitions completed by Pengrowth over these periods. Oil and gas sales have increased along with the increase in production. Changes in commodity prices have also impacted oil and gas sales but have been partially muted by risk management activity. Net income increased in 2005 along with the higher oil and gas sales. Net income in 2006 and 2007 has been impacted by non-cash charges, in particular depletion, depreciation and accretion. Distributable cash has not been impacted by these charges and the level of distributions has been stable over these periods.
Business Risks
The amount of distributable cash available to unitholders and the value of Pengrowth trust units are subject to numerous risk factors. As the trust units allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:
• The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political stability.

• The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.
• Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.
• Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation including implementation of the October 31 Proposals governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth trust units.
• Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.
• Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.
• Pengrowth’s oil and gas reserves will be depleted over time and our level of distributable cash and the value of our trust units could be reduced if reserves and production are not replaced. The ability to replace production depends on Pengrowth’s success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets. Additional uncertainty with new legislation may limit access to capital or increase the cost of raising capital.
• Increased competition for properties will drive the cost of acquisitions up and expected returns from the properties down.
• A significant portion of our properties are operated by third parties. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.
• Increased activity within the oil and gas sector has increased the cost of goods and services and makes it more difficult to hire and retain professional staff.
• Changing interest rates influence borrowing costs and the availability of capital.
• Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth trust units.
• Inflation may result in escalating costs which could impact unitholder distributions and the value of Pengrowth trust units.
• Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs.
• The value of Pengrowth trust units is impacted directly by the related tax treatment of the trust units and the trust unit distributions, and indirectly by the tax treatment of alternative equity investments. Changes in Canadian or U.S. tax legislation could adversely affect the value of our trust units.
These factors should not be considered to be exhaustive. Additional risks are outlined in the AIF of the Trust available on SEDAR at www.sedar.com.
Subsequent Events
Subsequent to the quarter, Pengrowth completed sales to several parties of oil and gas properties for proceeds of approximately $154 million, prior to closing adjustments.

Outlook
At this time, Pengrowth is forecasting average 2007 production of 84,000 to 87,500 boe per day from our existing properties. This estimate takes into account the expected divestiture during 2007 of approximately 7,700 boe per day of current production. The above estimate excludes the impact from other future acquisitions or divestitures.
Pengrowth’s total operating expenses for 2007 are expected to increase when compared to 2006 and are anticipated to total approximately $405 million or $13.00 per boe.
General and administrative expenses per boe are expected to decrease in 2007 when compared to 2006. This per boe decrease is mainly attributable to a higher production base and lower management fees. On a per boe basis, G&A is anticipated to be approximately $1.95, which includes management fees of approximately $0.40 per boe.
Pengrowth currently anticipates capital expenditures for maintenance and development opportunities at existing properties of approximately $275 million for 2007. Two thirds of the 2007 program is expected to be spent on the drilling program and the remainder of the budget is expected to be spent on facility maintenance and optimization and land and seismic purchases. In addition to the 2007 development capital program, Pengrowth expects to invest $25 million for leasehold improvements, furniture and equipment for its new head office building.
Recent Accounting Pronouncements
Effective January 1, 2007, Pengrowth prospectively adopted new Canadian accounting standards relating to financial instruments. The impacts of adopting the new standards are reflected in Pengrowth’s current quarter results, and prior year comparative financial statements have not been restated. While the new rules resulted in changes to how Pengrowth accounts for its financial instruments, there were no material impacts on Pengrowth’s current quarter financial results. For a description of the new accounting rules and the impact on Pengrowth’s financial statements of adopting such rules, including the impact on Pengrowth’s deferred financing charges, long term debt, and deferred foreign exchange gains, see Note 1 to the financial statements for the quarter ending March 31, 2007.
New Canadian accounting recommendations for capital disclosures have been issued which will require additional disclosure of both qualitative and quantitative information about objectives, policies and processes for managing capital. These recommendations are effective beginning January 1, 2008.
New Canadian accounting recommendations for additional disclosures about financial instruments have been issued which will require disclosure and presentation of financial instruments about the nature and extent of risks arising from financial instruments to which Pengrowth is exposed. These recommendations are effective beginning January 1, 2008.
Disclosure Controls and Procedures
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (SOX) enacted in the United States. Both the Canadian and U.S. certification rules include similar requirements where both the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) must assess and certify as to the effectiveness of the disclosure controls and procedures as defined in Canada by Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.
The Chief Executive Officer, James S. Kinnear, and the Chief Financial Officer, Christopher Webster, evaluated the effectiveness of Pengrowth’s disclosure controls and procedures for the period ending March 31, 2007. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Pengrowth’s established review process and disclosure controls are designed to ensure that all required information, reports and filings required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.
Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective as at March 31, 2007 to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Corporation, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws.
During the period ended March 31, 2007, no change occurred to Pengrowth’s internal control over financial reporting that has materially affected or is reasonably likely to materially affect Pengrowth’s internal control over financial reporting. Management’s evaluation specifically excluded the controls and procedures of the recently acquired CP Properties. The acquisition and the accounting of the CP Properties acquisition were included in our evaluation.

CONFERENCE CALL AND CONTACT INFORMATION
Pengrowth will hold a conference call beginning at 9:00 A.M. Mountain Time on Friday, May 4, 2007 during which management will review Pengrowth’s 2007 first quarter financial and operating results and respond to inquiries from the investment community. To participate callers may dial (800) 731-5319 or Toronto local (416) 644-3418. To ensure timely participation in the teleconference, callers are encouraged to dial in 10 to 15 minutes prior to commencement of the call to register. A live audio webcast will be accessible through the Webcast and Multimedia Centre section of
Pengrowth’s website at www.pengrowth.com. The webcast will be archived on the Pengrowth website. A telephone replay will be available through to midnight Eastern Time on Sunday, May 20, 2007 by dialing (877) 289-8525 or
Toronto local (416) 640-1917 and entering passcode number 21227661#. For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051

Operations Review
REVIEW OF DEVELOPMENT ACTIVITIES
(All volumes stated below are net to Pengrowth unless otherwise stated)
Pengrowth was active during the first quarter of 2007 particularly in winter only access areas. Development capital in the quarter totaled $96.9 million with approximately 80 percent directed towards drilling and completions. During the quarter, Pengrowth participated in drilling 119 gross (42.9 net) wells with 118 cased for production yielding a success rate of 99 percent. In addition, we drilled four wells (3.2 net) as water source or injection wells and partners drilled eight wells, at no cost to Pengrowth, of which seven were cased for production.
On January 22, 2007 Pengrowth assumed ownership and operatorship of assets in Alberta and southwest Saskatchewan purchased from ConocoPhillips Canada. Pengrowth also supplemented its undeveloped acreage position in western Canada during the quarter by acquiring 36,190 acres at crown land sales.
NORTHERN
•	Gas wells were drilled at Pickell, Karr, Gutah, Boyer, Flatrock, Doig and Milligen.

•	At Weasel a new pool was discovered via the drilling of three wells. Test rates for these three wells were 260 boe per day.

•	A successful horizontal oil well was drilled at Elm with initial test rates varying from 50 to 140 boe per day, setting up potential for further development locations.

•	The operator of the Dunvegan Gas Unit drilled ten successful gas wells that are expected to be tied in during the second quarter. Pengrowth’s working interest in these wells is 10.4 percent

•	On January 22, 2007, the Northern business unit took over ownership and operatorship of assets in the Red Earth area purchased from ConocoPhillips Canada.

•	Transitional items for the Red Earth asset group have been completed and we are currently reviewing all pools for future opportunity. Most recently we reactivated one producer at an initial rate of 20 boe per day and another was repaired and brought on at a rate of 25 boe per day.

CENTRAL
•	At Judy Creek, we drilled three wells in the first quarter including two successful wells drilled as part of our ongoing miscible pattern development. One well was abandoned targeting Dunvegan gas.

•	CO2 injection at the Judy Creek CO2 enhanced oil recovery pilot began in the first quarter as scheduled. The injection stream will be supplemented in the second quarter with suitable waste gases from the Judy Creek Gas Conservation Plant. CO2 injection at the pilot is anticipated to continue (on alternating months) for approximately 18 months.

•	Two new 3D seismic surveys totaling 47 square kilometers were shot over the Judy Creek Beaverhill Lake B pool and the CO2 pilot area.

•	At Carson Creek, one well was successfully reactivated and ten injector stimulations were completed. As well, significant repair and proactive well maintenance was completed.

•	Pengrowth participated in drilling a non-operated gas well (Pengrowth working interest 25 percent) adjacent to the Carson Creek Unit #1 recently acquired from ExxonMobil. This well tested in excess of two mmcf per day (gross) plus natural gas liquids and will be on production in the second quarter. Future development locations exist on Pengrowth’s 95.1 percent lands north of this discovery.

•	Pengrowth completed the acquisition of 136 square kilometers of 3D seismic over the Carson Creek asset. This is the largest operated 3D seismic program ever acquired in our 18 year history.

•	On January 22, 2007, the Central business unit took over ownership and operatorship of assets at Deer Mountain, Goose River and Ante Creek acquired from ConocoPhillips Canada.

•	Operational transition items have been completed for Deer Mountain and Goose River. Production maintenance and repair work is ongoing. Detailed reviews and planning for potential opportunities is underway.

SOUTHERN
•	In the Three Hills-Twining area, Pengrowth participated in drilling five CBM gas wells and two oil wells Three other successful gas wells were drilled at Provost, Cessford and Wintering Hills. We also completed tie-in for nine wells drilled in 2006 during the first quarter, bringing an additional 3.1 mmcf per day of production.

•	The first quarter was significant as the company’s first dedicated CBM gas plant and compressor station at Twining became operational. This facility is capable of processing five mmcf per day of gas and is easily expandable to ten mmcf per day. The commissioning of this facility demonstrates Pengrowth’s commitment to CBM in the Three Hills-Twining area where to date the company has interests in over 100 wells.

•	On January 22, 2007, the Southern business unit took over ownership and operatorship of assets in the Fenn Big Valley, Jenner, Bantry, Lethbridge and Freefight/Crane Lake areas in southwest Saskatchewan.

•	Partner operated shallow gas drilling programs at Monogram (28 gross / 14.8 net) and Tilley (27 gross / 2.6 net) commenced in first quarter. We anticipate additional drilling and tie ins during the second quarter.

•	The first of four farm-in commitment wells to ExxonMobil were drilled in the Parkland area south of Calgary. This well was cased for Lower Mannville oil production and will be followed up in the second quarter.

•	At the Weyburn unit, operated by Encana, 18 wells (1.8 net) were drilled and the majority are expected to be onstream and producing in the second quarter.

OLDS
•	Over 350 boe per day of new production was brought on from the carry over of 2006 drilling and completion activity.

•	Pengrowth participated in drilling two partner operated gas wells which came on production late in the first quarter adding a total of 50 boe per day.

•	On January 22, 2007, the Olds business unit took over ownership and operatorship of assets in the Harmattan area. In addition, Pengrowth acquired interests in the ExxonMobil operated Elkton Unit #1 and East Unit #1.

•	Operational transition items have been completed and we are currently evaluating facility consolidation opportunities between Olds and Harmattan.

HEAVY OIL
•	Five successful gas wells were drilled at Primate in the first quarter to finish the 13 Viking and four Mannville gas well drilling program which began in late 2006. Three of the Mannville gas wells were tested at average rates of 1 mmcf per day. Tie-in of the 17 wells will commence in the second quarter and in line testing of the remaining wells will be completed at that time.

•	The successful Viking gas and Mannville gas recompletions were executed and brought on production adding approximately 50 boe per day of production.

•	Testing of Polymer flooding at our East Bodo battery continued in the first quarter. We were successful in increasing the quantity of water supply to the blending facility allowing the injection pressure to be increased.

SABLE OFFSHORE ENERGY PROJECT (SOEP)
•	First quarter gross raw gas production from the five SOEP fields Thebaud, Venture, North Triumph, Alma and South Venture averaged 348 mmcf per day (29.2 mmcf per day net).

•	Monthly raw gas production for January, February and March was 321 mmcf per day (26.9 mmcf per day net); 342 mmcf per day (28.7 mmcf per day net); and 382 mmcf per day (32.0 mmcf per day net), respectively.

•	Raw gas production was lower than expected in the first quarter due to mechanical start-up issues associated with the new compressor as well as liquid slugging in the main flowline.

•	The compressor was successfully restarted in early March 2007 with a corresponding increase in monthly production.

•	Gas production is expected to continue to increase as compressor operations become more reliable and liquid in the main flowline is removed with the higher flowrates.

•	Pengrowth shipped one condensate cargo (approximately 70,000 bbls) in the first quarter instead of the expected two cargoes. Pengrowth still expects to ship the six forecast cargoes in 2007.

Consolidated Balance Sheets
(Stated in thousands of dollars)
(unaudited)

	As at	As at
	March 31	December 31
	2007	2006

ASSETS
CURRENT ASSETS
Accounts receivable	$203,462	$151,719
Fair value of risk management contracts (Note 13)	751	37,972

	204,213	189,691

FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 13)	6,548	495

DEPOSIT ON ACQUISITION	—	103,750

OTHER ASSETS (Note 3)	20,892	36,132

PROPERTY, PLANT AND EQUIPMENT	4,958,127	3,741,602

GOODWILL (Note 2)	656,681	598,302

	$5,846,461	$4,669,972

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness (Note 5)	$527,392	$9,374
Accounts payable and accrued liabilities	190,810	201,056
Distributions payable to unitholders	122,432	122,080
Due to Pengrowth Management Limited	1,405	2,101
Fair value of risk management contracts (Note 13)	22,423	—
Contract liabilities	4,928	5,017

	869,390	339,628

FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 13)	25,182	1,367

CONTRACT LIABILITIES	15,660	16,825

CONVERTIBLE DEBENTURES	75,103	75,127

LONG TERM DEBT (Note 4)	1,062,837	604,200

ASSET RETIREMENT OBLIGATIONS (Note 6)	339,830	255,331

FUTURE INCOME TAXES (Note 2)	648,222	327,817

TRUST UNITHOLDERS’ EQUITY (Note 7)
Trust Unitholders’ capital	4,396,380	4,383,993
Equity portion of convertible debentures	160	160
Contributed surplus	6,472	4,931
Deficit (Note 9)	(1,592,775)	(1,339,407)

	2,810,237	3,049,677

SUBSEQUENT EVENT (Note 15)
	$5,846,461	$4,669,972

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Income (Loss) and Deficit
(Stated in thousands of dollars)
(unaudited)

		Three months ended
		March 31
		2007	2006

REVENUES
Oil and gas sales		$432,108	$291,896
Unrealized loss on commodity risk management (Note 13)		(83,954)	—
Processing and other income		4,725	3,784
Royalties, net of incentives		(81,560)	(65,335)

NET REVENUE		271,319	230,345

EXPENSES
Operating		101,030	54,018
Transportation		2,587	1,758
Amortization of injectants for miscible floods		9,481	7,972
Interest on bank indebtedness		7,394	—
Interest on long term debt		16,053	5,778
General and administrative		16,839	8,820
Management fee		3,181	4,241
Foreign exchange (gain) loss (Note 10)		(2,725)	1,239
Unrealized loss on foreign exchange risk management (Note 13)		7,325	—
Depletion, depreciation and amortization		162,503	71,056
Accretion (Note 6)		6,535	3,328
Other expenses		1,185	1,480

		331,388	159,690

INCOME (LOSS) BEFORE TAXES		(60,069)	70,655

Future income tax expense		9,765	4,320

NET INCOME (LOSS)		$(69,834)	$66,335

Deficit, beginning of period		(1,339,407)	(1,042,647)

Distributions paid or declared		(183,534)	(120,302)

DEFICIT, END OF PERIOD		$(1,592,775)	$(1,096,614)

NET INCOME (LOSS) PER TRUST UNIT (Note 12)	Basic	($0.29)	$0.41

	Diluted	($0.29)	$0.41

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flow
(Stated in thousands of dollars)
(unaudited)

	Three months ended
	March 31
	2007	2006

		(Restated Note 1)

CASH PROVIDED BY (USED FOR):

OPERATING
Net income (loss)	$(69,834)	$66,335
Depletion, depreciation and accretion	169,038	74,384
Future income taxes	9,765	4,320
Contract liability amortization	(1,254)	(1,320)
Amortization of injectants	9,481	7,972
Purchase of injectants	(4,700)	(10,615)
Expenditures on remediation	(3,107)	(1,380)
Other non-cash items	(209)	—
Unrealized foreign exchange (gain) loss (Note 10)	(2,794)	1,000
Unrealized loss on risk management contracts (Note 13)	91,279	—
Trust unit based compensation (Note 7)	1,746	1,352
Deferred charges	—	(2,364)
Amortization of deferred charges	1,348	1,576
Changes in non-cash operating working capital (Note 11)	(64,330)	15,100

	136,429	156,360

FINANCING
Distributions paid (Note 9)	(183,182)	(120,045)
Bank indebtedness	518,018	—
Change in long term debt, net	463,000	51,000
Proceeds from issue of trust units	12,182	9,443

	810,018	(59,602)

INVESTING
Business acquisition (Note 2)	(922,661)	—
Property acquisitions	(1,932)	(49,785)
Expenditures on property, plant and equipment	(96,853)	(75,078)
Proceeds on property dispositions	74,719	16,702
Change in remediation trust funds	(1,365)	(391)
Change in non-cash investing working capital (Note 11)	1,645	20,020

	(946,447)	(88,532)

CHANGE IN CASH	—	8,226

BANK INDEBTEDNESS AT BEGINNING OF PERIOD	—	(14,567)

BANK INDEBTEDNESS AT END OF PERIOD	$—	$(6,341)

See accompanying notes to the consolidated financial statements.

Notes To Consolidated Financial Statements
(Unaudited)
March 31, 2007
(Tabular dollar amounts are stated in thousands of dollars except per trust unit amounts)
1.	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Pengrowth Energy Trust include the accounts of Pengrowth Energy Trust (the “Trust”) and all of its subsidiaries (collectively referred to as “Pengrowth”), including Pengrowth Corporation (Corporation). The financial statements do not contain the accounts of Pengrowth Management Limited (the “Manager”). As of March 31, 2007, the Trust owns 100 percent of the royalty units and 91 percent of the common shares of Corporation.

The financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2006, except as discussed below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2006.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period. In the prior period, the change in non-cash operating working capital was decreased by $35.2 million to $15.1 million with a corresponding increase to the change in non-cash investing working capital. There was no impact to the reported total change in non-cash working capital.

Change in Accounting Policies
Effective January 1, 2007, Pengrowth adopted several new and revised Canadian accounting standards related to financial instruments. The new handbook sections provide standards for the recognition and measurement of financial instruments and the use of hedge accounting. A statement of comprehensive income is required pursuant to the new standards. Certain gains and losses and other amounts arising from changes in fair value are temporarily recorded outside the income statement in other comprehensive income. The new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

The new standards for financial instruments require all financial instruments to be classified into one of five categories: held for trading, held to maturity investments, loans and receivables, available for sale financial assets or other liabilities. Pengrowth has designated cash and cash equivalents as held for trading which are measured at fair value. Accounts receivable are classified as loans and receivables which are measured at amortized cost. Investments held in the remediation trust funds has been designated as held to maturity and held for trading based on the type of investments in the fund. Held to maturity investments are measured at amortized cost and held for trading investments are measured at fair value. Bank indebtedness, accounts payable and accrued liabilities, distributions payable, due to the Manager and long term debt have been classified as other liabilities which are measured at amortized cost using the effective interest rate method. The convertible debentures are accounted in accordance with the accounting policy disclosed in the notes to the 2006 consolidated financial statements. The debt portion of the convertible debentures has been measured at amortized cost which approximated its carrying value on the date of adoption.

All derivatives are classified as held for trading which are measured at fair value with changes in fair value over a reporting period recognized in net income. Changes in the fair value of derivatives used in certain hedging transactions for which hedge accounting is permitted are recorded in other comprehensive income.

Transaction costs incurred in connection with the issuance of term debt instruments with a maturity of greater than one year are deducted against the carrying value of the debt and amortized to net income using the effective interest rate method over the expected life of the debt. Transaction costs incurred in connection with the issuance of other debt instruments are expensed as incurred. Pengrowth had deferred $2.8 million of debt issue costs related to prior issuances of private placement debt. The deferred issue costs were being amortized on a straight-line basis over the term of the debt. On January 1, 2007, an adjustment of $1.6 million was made to reduce the carrying amount of the related debt and other assets. No adjustment was made to opening retained earnings for the cumulative effect of the change in accounting policy as the amount was not significant.
Effective January 1, 2007, Pengrowth ceased to designate an existing foreign exchange swap as a cash flow hedge of the U.K. term debt. As the hedging relationship qualified for hedge accounting under the revised hedging standards, $13.6 million of deferred foreign exchange loss related to the debt was reclassified to accumulated other comprehensive income. An asset related to the fair value of the foreign exchange swap of $13.9 million was recognized on the balance sheet on January 1, 2007 with a corresponding adjustment to reduce accumulated other comprehensive income. The remaining balance in accumulated other comprehensive income of $0.3 million was reclassified to net income in the period as the amount was not significant.

Pengrowth does not have any risk management contracts outstanding for which hedge accounting is being applied.

Accounting Changes
New Canadian accounting recommendations for capital disclosures have been issued which will require additional disclosure of both qualitative and quantitative information about objectives, policies and processes for managing capital. These recommendations are effective beginning January 1, 2008.

New Canadian accounting recommendations for additional disclosures about financial instruments have been issued which will require disclosure and presentation of financial instruments about the nature and extent of risks arising from financial instruments to which Pengrowth is exposed. These recommendations are effective beginning January 1, 2008.
2.	ACQUISITION

On January 22, 2007 Pengrowth acquired four subsidiaries of Burlington Resources Canada Ltd., a subsidiary of ConocoPhillips, which hold Canadian oil and natural gas properties and undeveloped land (the “CP Properties”). The transaction was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Allocation of purchase price:
Property, plant and equipment	$1,363,438
Goodwill	58,379
Asset retirement obligations	(84,766)
Future income taxes	(310,640)

$1,026,411

Consideration:
Cash	$1,024,528
Acquisition costs	1,883

$1,026,411

Property, plant and equipment represents the fair value of the assets acquired determined in part by an independent reserve evaluation. Goodwill, which is not deductible for tax purposes, was determined based on the excess of the total consideration paid less the value assigned to the identifiable assets and liabilities including the future tax liability.

The future income tax liability was determined based on the enacted income tax rate of approximately 29 percent. The asset retirement obligations were determined using Pengrowth’s estimated costs to remediate, reclaim and abandon the wells and facilities, the estimated timing of the costs to be incurred in future periods, an inflation rate of two percent and a discount rate of eight percent.

Results of operations from the CP Properties subsequent to the acquisition date are included in the consolidated financial statements. Final determination of the cost of the acquisition and the allocation thereof to the fair values of the CP Properties is still pending.

3.	OTHER ASSETS

	Three months ended	Year ended
	March 31, 2007	December 31, 2006

Deferred compensation expense (net of accumulated amortization of $3,729, 2006 — $2,381)	$1,348	$2,696
Debt issue costs (net of accumulated amortization of 2006 - $1,192)	—	1,626

	1,348	4,322

Deferred foreign exchange loss on translation of U.K. debt	—	13,631
Remediation trust funds	12,509	11,144
Equity Investment	7,035	7,035

	$20,892	$36,132

4.	LONG TERM DEBT

	As at March 31,	As at December 31,
	2007	2006

U.S. dollar denominated debt:
U.S. dollar 150 million senior unsecured notes at 4.93 percent due April 2010	$172,456	$174,810
U.S. dollar 50 million senior unsecured notes at 5.47 percent due April 2013	57,485	58,270

	229,941	233,080
Pound sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	112,896	114,120
Canadian dollar revolving credit borrowings	720,000	257,000

	$1,062,837	$604,200

Pengrowth has a $950 million extendible revolving term credit facility syndicated among ten financial institutions. The facility is unsecured, covenant based and has a three year term maturing June 16, 2009. Pengrowth has the option to extend the facility each year, subject to the approval of the lenders, or repay the entire balance at the end of the three year term. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. This facility carries floating interest rates that are expected to range between 0.65 percent and 1.15 percent over bankers’ acceptance rates depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. In addition, Pengrowth has a $35 million operating line of credit. The facilities were reduced by drawings of $720 million and outstanding letters of credit in the amount of approximately $17.9 million at March 31, 2007.

As of March 31, 2007, an unrealized cumulative foreign exchange gain of $59.3 million (December 31, 2006 — $57.2 million) has been recorded to net income on the U.S. dollar term notes since the date of issuance.
5.	BANK INDEBTEDNESS

In conjunction with acquiring the CP Properties, Pengrowth entered into a new $600 million credit facility syndicated among ten financial institutions. The facility is unsecured, covenant based and has a one year term. The facility must be repaid in full on January 22, 2008. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. The facility carries floating interest rates that are expected to range between 0.65 percent and 1.15 percent over bankers’ acceptance rates, depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. Certain net proceeds from any future asset dispositions, equity offerings or debt issuances are required to repay the amount borrowed under this credit facility. As at March 31, 2007 Pengrowth had drawn $528 million on the credit facility.

6.	ASSET RETIREMENT OBLIGATIONS

The following reconciles Pengrowth’s ARO:

	Three months ended	Twelve months ended
	March 31, 2007	December 31, 2006

Asset retirement obligations, beginning of period	$255,331	$184,699
Increase (decrease) in liabilities during the period related to:
Acquisitions	84,766	72,680
Disposals	(4,948)	(1,500)
Additions	1,253	1,649
Revisions	—	(9,695)
Accretion expense	6,535	16,591
Liabilities settled during the period	(3,107)	(9,093)

Asset retirement obligations, end of period	$339,830	$255,331

7.	TRUST UNITS

The total authorized capital of Pengrowth is 500,000,000 trust units.

	Three months ended		Year ended
	March 31, 2007		December 31, 2006
	Number		Number
Trust units issued	of trust units	Amount	of trust units	Amount

Balance, beginning of period	244,016,623	$4,383,993	159,864,083	$2,514,997
Issued for the Esprit Trust business combination (non-cash)	—	—	34,725,157	895,944
Issued for cash	—	—	47,575,000	987,841
Issue costs	—	(745)	—	(51,575)
Issued on redemption of Deferred Entitlement
Trust Units (DEUs)	1,783	34	14,523	233
Issued for cash on exercise of trust unit options and rights	81,490	1,014	607,766	9,476
Issued for cash under Distribution Reinvestment Plan (DRIP)	633,899	11,913	1,226,806	26,049
Issued on redemption of Royalty Units (non-cash)	14,952	—	3,288	—
Trust unit rights incentive plan (non-cash exercised)	—	171	—	1,028

Balance, end of period	244,748,747	$4,396,380	244,016,623	$4,383,993

During the period ended March 31, 2007, 9,630 Class A trust units were converted to “consolidated” trust units. At March 31, 2007, 1,888 Class A trust units remain outstanding. All other trust units outstanding are “consolidated” trust units.

During the period ended March 31, 2007, the remaining 14,952 royalty units not held by the Trust were converted to “consolidated” trust units.

Contributed Surplus

	Three months	Year ended
	March 31, 2007	December 31, 2006

Balance, beginning of period	$4,931	$3,646
Trust unit rights incentive plan (non-cash expensed)	951	1,298
Deferred entitlement trust units (non-cash expensed)	795	1,248
Trust unit rights incentive plan (non-cash exercised)	(171)	(1,028)
Deferred entitlement trust units (non-cash exercised)	(34)	(233)

Balance, end of period	$6,472	$4,931

8.	TRUST UNIT BASED COMPENSATION PLANS

Up to ten percent of the issued and outstanding trust units, to a maximum of 18 million trust units, may be reserved for DEUs, rights and option grants, in aggregate.

Long Term Incentive Program
Pengrowth recorded compensation expense of $0.8 million in the three months ended March 31, 2007 (March 31, 2006 — $0.6 million) related to DEUs with a weighted average grant date fair value of $20.31 per DEU (March 31, 2006 — $20.69 per DEU). For the three months ended March 31, 2007, 1,783 trust units were issued on redemption of DEUs by retiring employees.

	Three months ended	Year ended
	March 31, 2007	December 31, 2006
	Number of	Number of
	DEUs	DEUs

Outstanding, beginning of period	399,568	185,591
Granted	363,758	222,088
Forfeited	(12,389)	(33,981)
Exercised	(1,783)	(14,207)
Deemed DRIP	20,435	40,077

Outstanding, end of period	769,589	399,568

Trust Unit Rights Incentive Plan As at March 31, 2007, rights to purchase 2,532,022 trust units were outstanding (December 31, 2006 — 1,534,241) that expire at various dates to February 28, 2012.

	Three months ended		Year Ended
	March 31, 2007		December 31, 2006
		Weighted		Weighted
	Number	average	Number	average
	of rights	exercise price	of rights	exercise price

Outstanding at beginning of period	1,534,241	$16.06	1,441,737	$14.85
Granted (1)	1,083,438	$19.98	617,409	$22.39
Exercised	(81,490)	$12.44	(452,468)	$14.75
Forfeited	(4,167)	$19.35	(72,437)	$17.47

Outstanding at period-end	2,532,022	$17.48	1,534,241	$16.06

Exercisable at period-end	1,517,405	$16.03	969,402	$14.22

(1) Weighted average exercise price of rights granted are based on the exercise price at the date of grant.

Compensation expense associated with the trust unit rights granted during 2007 was based on the estimated fair value of $2.06 per trust unit right (March 31, 2006 — $1.86). The fair value of trust unit rights granted in 2007 was estimated using a binomial lattice option pricing model with the following assumptions: risk-free rate of four percent, volatility of 23 percent, expected distribution yield of 14 percent and reductions in the exercise price over the life of the trust unit rights. The binomial lattice model calculated a value of ten percent of the exercise price for the trust unit rights at the date of grant. The estimated cost is reduced by the estimated forfeitures at the date of grant which has been estimated at five percent for directors and officers and ten percent for employees.

Compensation expense is recorded as these obligations vest. Compensation expense related to the trust unit rights for the three months ended March 31, 2007 was $1.0 million (March 31, 2006 — $0.8 million).

Trust Unit Option Plan
During the period ended March 31, 2007, 2,340 trust units options were forfeited at a weighted average exercise price of $18.19. As at March 31, 2007, options to purchase 96,279 trust units were outstanding with a weighted average exercise price of $16.07.

Trust Unit Award Plan
Pengrowth has established an incentive plan to reward and retain employees whereby trust units and cash are awarded to eligible employees. Pengrowth acquired the trust units to be awarded under the plan on the open market for $5.1 million and placed them in a trust account established for the benefit of the eligible employees. The cost to acquire the trust units has been recorded as deferred compensation expense and is being charged to net income on a straight-line basis over the vesting period. In addition, the cash portion of the incentive plan of approximately $1.1 million is being accrued on a straight line basis over the vesting period. Any unvested trust units will be sold on the open market and the funds returned to Pengrowth. For the three months ended March 31, 2007, the amount charged to net income related to the trust unit award plan including the cash portion of the award was $1.5 million (March 31, 2006 — $1.6 million).

9.	DEFICIT

	As at	As at December
	March 31, 2007	31, 2006

Accumulated earnings	$1,245,852	$1,315,686
Accumulated distributions paid or declared	(2,838,627)	(2,655,093)

	$(1,592,775)	$(1,339,407)

Pengrowth is obligated by virtue of its Royalty and Trust Indentures and Net Profits Interest agreement to distribute to unitholders a significant portion of its cash flow from operations. Cash flow from operations typically exceeds net income as a result of non-cash expenses such as unrecognized gain (losses) on commodity contracts, depletion, depreciation and accretion. These non-cash expenses result in a deficit being recorded despite Pengrowth distributing less than its cash flow from operations.
Distributions paid
Actual cash distributions paid for the three months ended March 31, 2007 were $183.2 million (March 31, 2006 — $120.0 million). Distributions paid or declared have been determined in accordance with the Trust Indenture. Distributions are declared payable in the following month after the distributions were earned. The distributions are paid to unitholders on the 15th day of the second month following the month the distributions are earned. The amount of cash withheld from funds available for distribution to unitholders is at the discretion of the Board of Directors.
10.	FOREIGN EXCHANGE GAIN (LOSS)

	Three months ended	Three months ended
	March 31, 2007	March 31, 2006

Unrealized foreign exchange gain (loss) on translation of foreign currency denominated debt	$2,794	$(1,000)
Realized foreign exchange gain (loss)	(68)	(239)

	$2,726	$(1,239)

11.	OTHER CASH FLOW DISCLOSURES

Change in Non-Cash Operating Working Capital

	Three months ended	Three months ended
Cash provided by (used for):	March 31, 2007	March 31, 2006

Accounts receivable	$(51,743)	$32,722
Accounts payable and accrued liabilities	(11,891)	(17,034)
Due to Pengrowth Management Limited	(696)	(588)

	$(64,330)	$15,100

Change in Non-Cash Investing Working Capital

	Three months ended	Three months ended
Cash provided by:	March 31, 2007	March 31, 2006

Accounts payable for capital accruals	$1,645	$20,020

Cash payments

	Three months ended	Three months ended
	March 31, 2007	March 31, 2006
Interest	$30,088	$1,092
12.	AMOUNTS PER TRUST UNIT

The following reconciles the weighted average number of trust units used in the basic and diluted net income per unit calculations:

	Three months ended	Three months ended
	March 31, 2007	March 31, 2006

Weighted average number of trust units — basic	244,359,461	160,148,880
Dilutive effect of trust unit options, trust unit rights and DEUs	—	545,536

Weighted average number of trust units — diluted	244,359,461	160,694,416

For the three months ended March 31, 2007, 4,894,776 million (2006 — 595,077 million) trust units from trust unit options, rights and the convertible debentures were excluded from the diluted net income per unit calculation as their effect is anti-dilutive.

13.	FINANCIAL INSTRUMENTS

Risk Management
Pengrowth has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates.

As at March 31, 2007, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

	Volume	Reference	Price
Remaining Term	(bbl/d)	Point	per bbl

Financial:
Apr 1, 2007 - Dec 31, 2007	15,000	WTI (1)	$76.15 Cdn
Jan 1, 2008 - Oct 31, 2008	1,000	WTI (1)	$74.25 Cdn
Jan 1, 2008 - Dec 31, 2008	8,500	WTI (1)	$76.00 Cdn

Natural Gas:

	Volume	Reference	Price
Remaining Term	(mmbtu/d)	Point	per mmbtu

Financial:
Apr 1, 2007 - Oct 31, 2007	5,000	Transco Z6 (1)	$11.62 Cdn
Jan 1, 2008 - Dec 31, 2008	5,000	Transco Z6 (1)	$10.90 Cdn
Apr 1, 2007 - Dec 31, 2007	12,500	TETCO M3 (1)	$9.03 Cdn
Apr 1, 2007 - Dec 31, 2007	7,500	NYMEX (1)	$8.94 Cdn
Apr 1, 2007 - Oct 31, 2007	9,478	AECO	$8.28 Cdn
Apr 1, 2007 - Dec 31, 2007	49,761	AECO	$7.97 Cdn
Nov 1, 2007 - Mar 31, 2008	2,370	AECO	$8.44 Cdn
Jan 1, 2008 - Dec 31, 2008	42,653	AECO	$8.33 Cdn
Apr 1, 2007 - Oct 31, 2007	4,739	AECO	$7.39-9.07 Cdn (2)
Apr 1, 2007 - Oct 31, 2007	5,000	Chicago MI (1)	$9.69 Cdn
Apr 1, 2007 - Dec 31, 2007	13,000	Chicago MI (1)	$8.76 Cdn
Jan 1, 2008 - Dec 31, 2008	18,000	Chicago MI (1)	$8.88 Cdn

(1) Associated Cdn$ / U.S.$ foreign exchange rate has been fixed.
(2) Costless collars
The estimated fair value of the financial crude oil and natural gas contracts has been determined based on the estimated amounts Pengrowth would receive or pay to terminate the contracts, derived from quoted market indices at period end. At March 31, 2007, the estimated amount Pengrowth would pay to terminate the financial crude oil and natural gas contracts would be $25 million and $22 million, respectively. These amounts have been recorded as a liability on the balance sheet as at March 31, 2007. The change in the estimated fair value of the commodity contracts from an asset of $37 million at December 31, 2006 to a liability of $47 million at March 31, 2007 has been charged as a non-cash item to net income during the three months ended March 31, 2007.
Pengrowth entered into a foreign exchange swap in conjunction with issuing the U.K. Pound Sterling term notes (Note 4) which fixed the Canadian dollar to Pound Sterling exchange rate on the interest and principal payments related to the notes. The estimated fair value of the foreign exchange swap has been based on the amount Pengrowth would receive or pay to terminate the contract at period end. At March 31, 2007, the estimated amount Pengrowth would receive to terminate these contracts would be $7 million. This amount has been recorded as an asset on the balance sheet at March 31, 2007. A reduction in the fair value of the foreign exchange contract from an asset of $14 million at January 1, 2007 to $7 million at March 31, 2007 has been charged as a non-cash item to net income during the three months ended March 31, 2007.

The fair value of the commodity and foreign exchange risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. A summary of the gains (losses) on the fair value of the risk management contracts are provided below:

		Foreign
		exchange
	Commodity risk	risk
	management	management
	contracts	contract	Total

Current portion of unrealized risk management assets	$751	$—	$751
Non-current portion of unrealized risk management assets	—	6,548	6,548
Current portion of unrealized risk management liabilities	(22,423)	—	(22,423)
Non-current portion of unrealized risk management liabilities	(25,182)	—	(25,182)

	(46,854)	6,548	(40,306)
Less: net unrealized risk management assets at December 31, 2006 (unrealized gain)	37,100	—	37,100
Less: risk management asset recorded on change in accounting policies (Note 1) (unrealized gain)	—	13,873	13,873

Unrealized loss on risk management	(83,954)	(7,325)	(91,279)

Natural Gas Fixed Price Sales Contract
Pengrowth assumed a natural gas fixed price physical sales contract in conjunction with an acquisition. At March 31, 2007, the amount Pengrowth would pay to terminate the fixed price sales contract would be $18 million. Details of the physical fixed price sales contract are provided below:

	Volume	Price
Remaining Term	(mmbtu/d)	per mmbtu (1)

2007 to 2009
Apr 1, 2007 — Oct 31, 2007	3,886	$2.29 Cdn
Nov 1, 2007 — Oct 31, 2008	3,886	$2.34 Cdn
Nov 1, 2008 — April 30, 2009	3,886	$2.40 Cdn

(1) Reference price based on AECO
Fair value of financial instruments
The carrying value of financial instruments excluding those listed below approximate their fair value due to their short maturity. Risk management contracts are recorded at fair value on the balance sheet. The remaining financial instruments are recorded on the balance sheet at historical costs. The estimated fair value of these financial instruments are as follows:

	As at March 31, 2007		As at December 31, 2006
		Net book		Net book
	Fair value	value	Fair value	value

Remediation funds	$12,514	$12,509	$11,162	$11,144
U.S. dollar denominated debt	224,293	230,920	224,624	233,080
Pound Sterling denominated debt	107,834	113,485	109,692	114,120
Convertible debentures	73,908	75,103	75,488	75,127

14.	OTHER COMPREHENSIVE INCOME

There are no items included in other comprehensive income (loss) during the three months ended March 31, 2007 other than net income (loss).

15.	SUBSEQUENT EVENT

Subsequent to March 31, 2007, Pengrowth disposed of oil and gas properties for approximately $154 million prior to adjustments. Proceeds from the dispositions have been used to reduce the amount borrowed under the bank credit facility (Note 5).

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) - TSX;
(PGH) - NYSE
PENGROWTH ENERGY TRUST CORRECTS AVERAGE REALIZED PRICES TABLE
IN FIRST QUARTER 2007 PRESS RELEASE.
(Calgary, May 4, 2007) /CCN Matthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, today issues a revised average realized prices table which appears in our first quarter 2007 press release issued earlier today. The prices for light crude oil (per bbl), natural gas (per mcf) and total (per boe) before realized commodity risk management have been corrected for the three months ended March 31, 2007 and March 31, 2006. All other pricing in the table and in the first quarter 2007 results release were correct. Please find a corrected table below.

	Three months ended
(Cdn$)	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006

Light crude oil (per bbl)	63.59	60.94	65.06
after realized commodity risk management	67.24	60.35	63.31
Heavy oil (per bbl)	41.54	37.61	29.18
Natural gas (per mcf)	7.59	6.82	8.74
after realized commodity risk management	7.92	7.12	8.76
Natural gas liquids (per bbl)	49.67	52.69	58.23

Total (per boe)	51.22	48.52	55.62
after realized commodity risk management	53.30	49.24	55.04

Benchmark prices
WTI oil (U.S.$ per bbl)	58.23	60.17	63.48
AECO spot gas (Cdn$ per gj)	7.02	6.36	8.79
NYMEX gas (U.S.$ per mmbtu)	6.77	6.56	8.98
Currency (U.S.$ per Cdn$)	0.85	0.88	0.87

To access a full and corrected copy of our first quarter 2007 results, please visit our website at www.pengrowth.com.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 294-0051